CHENIERE ENERGY PARTNERS, L.P.

845 Texas Avenue, Suite 1250

Houston, Texas 77002

December 9, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE, Mail Stop 3561

Washington, D.C. 20549

Attention: Timothy S. Levenberg

Re:	Registration Statement on Form S-4 (No. 333-283479) of Cheniere Energy Partners, L.P.

Dear Mr. Levenberg:

On behalf of Cheniere Energy Partners, L.P., and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-4 be accelerated to 4:00 p.m., Washington, D.C. time, on December 11, 2024, or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

CHENIERE ENERGY PARTNERS, L.P.

By: Cheniere Energy Partners GP, LLC, its general partner

By:	/s/ Zach Davis
Zach Davis
Executive Vice President and Chief Financial Officer

Signature Page to Acceleration Request